SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

N E W S   R E L E A S E

Atmel and OTI Microcontroller Solution Selected for Use in MasterCard PayPass

Atmel, San Jose, CA, USA – OTI, Cupertino, CA, USA – December 10, 2003 Atmel Corporation (Nasdaq: ATML) and On Track Innovations Ltd (OTI) (NASDAQ: OTIV; Prime Standard (Frankfurt): OT5) today announced that their contactless secure microcontroller solution has been selected by MasterCard International for use in its MasterCard PayPass™ deployments in the U.S.

MasterCard PayPass is a new “contactless” payment program that provides consumers with The Simpler Way to Pay™. Using MasterCard PayPass, consumers simply tap or wave their payment card on a specially equipped merchant terminal, eliminating the need to swipe a card through a reader. The new solution is ideal for quick payment environments where speed is essential, such as quick serve restaurants, gas stations, drug stores, supermarkets and movie theatres.

MasterCard PayPass functions using a secure contactless microprocessor chip and an antenna. Atmel has been selected to supply the secure contactless microcontroller and has partnered with OTI to provide the contactless solution expertise including the operating system, application support and inlay technology.

The contactless chip used is an 8-bit secure microcontroller from Atmel’s AT05SC highly secure product family, currently used for a variety of banking applications. The chip features 40KB ROM, 2KB EEPROM, hardware DES and hosts Atmel’s high security mechanisms. The contactless chip is compliant with lSO-14443B and ISO-7816 industry standards. Atmel and OTI provide the small, robust chip in both a contactless module form and in an inlay form, providing easy card embedding for card suppliers.

Jeff Katz, Atmel’s Vice President of Marketing commented, “We are excited to be a part of MasterCard’s PayPass program, which may well act as the driver for the introduction of contactless payment solutions into the U.S. payment industry, due to its ease of implementation and compatibility with existing infrastructures.”

“OTI has worked with MasterCard on its PayPass program since its inception. OTI has successfully integrated our inlay technology with leading U.S. card vendors and have integrated our reader solutions with multiple point of sale providers to support MasterCard PayPass, said Ohad Bashan, President & CEO of OTI America and Head of Global Marketing at OTI. “Now, by partnering with an industry leader like Atmel, OTI is able to provide its customers with an even wider range of contactless card technology.”

Murdo Munro, Vice President, Mobile & Wireless at MasterCard International commented “OTI have provided MasterCard with support and innovative products throughout the development phase of PayPass. This partnership with Atmel will provide our PayPass issuing members with a robust solution for mass deployment”.

About Atmel
Founded in 1984, Atmel Corporation is headquartered in San Jose, California with manufacturing facilities in North America and Europe. Atmel designs, manufactures and markets worldwide, advanced logic, mixed-signal, non-volatile memory and RF semiconductors. Atmel is also a leading provider of system-level integration semiconductor solutions using CMOS, BiCMOS, SiGe and high-voltage BCDMOS process technologies. Atmel is one the industry’s most experienced manufacturers of secure microcontrollers for electronic payment. The security of Atmel’s ICs has been certified by independent authorities, including MasterCard International, and validated by hundreds of millions of devices in use everyday.

© Atmel Corporation 2003. All rights reserved. Atmel, the Atmel logo and combinations thereof are registered trademarks and others contained herein are trademarks of Atmel Corporation. Terms and product names in this document may be the trademarks of others.

About OTI
Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for micropayments, mass transit ticketing, parking, petroleum payment systems, loyalty programs, ID and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Major clients include: MasterCard, BP, Scheidt & Bachman, EDS, First Data Resources, Repsol, the Government of Israel and ICTS. For more information on OTI, visit www.otiglobal.com.

Information:
For more information on the Atmel/OTI solution for MasterCard PayPass, please visit Atmel’s website at http://www.atmel.com/dyn/products/other_docs.asp?family_id=662

Press Contacts:
Atmel:
Tamara Van der Pyl, Smart Card ICs MarCom Manager, Tel: + 33 4 42 53 60 52
Email: tamara.vanderpyl@rfo.atmel.com
Veronique Sablereau, Corporate Communications Manager - Europe, Tel +33 1 30 60 70 68
Email: veronique.sablereau@atmel.com
Clive Over, Director of Public Relations - USA and Asia, Tel: +1 408 451 28 55
Email: cliveover@atmel.com

OTI:
Galit Mendelson, Director of Corporate Communication, Tel: +1-212-421-0333
Email: galit@otiglobal.com
Paul Holm, PortfolioPR, Tel: +1-212-736-9224
Email: pholm@portfoliopr.com

SIGNATURES

                   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: December 10, 2003